
Mail Stop 3233

April 24, 2019

Via E-Mail
Jesse Prince
Chief Executive Officer
HappyNest REIT, Inc.
1 N. 4th Place, Suite 27L
Brooklyn, New York 11249

> **Re: HappyNest REIT, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed April 18, 2019**
> **File No. 024-10928**

Dear Mr. Prince:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 20, 2019 letter.

General

1.   Please confirm your understanding that "testing the waters" materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your testing the waters material to include the information required by Securities Act Rule 255(b)(4).

Questions and Answers About This Offering, page 1

2.   On page 2 you include artwork that encourages potential investors to "invest in assets known for greater historical returns than the stock market." Please revise to clarify the basis for this statement.

Index to the Financial Statements of HappyNest REIT, Inc., page F-1

3.   Please update your financial statements for the most recently completed fiscal year in accordance with paragraph (b) of Part F/S in Form 1-A.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Erica Markowitz, Esq.
        Herrick, Feinstein LLP